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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 15 )*

Drew Industries Incorporated

(Name of Issuer)

Common Stock, par value $0.01 per share**

(Title of Class of Securities)

26168L 205

(CUSIP Number)

Leigh J. Abrams, 200 Mamaroneck Avenue, White Plains, N.Y. 10601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,993,820 shares, which constitute approximately 18.7% of the total number of shares outstanding. All ownership percentages assume that there are 10,671,608 shares outstanding, including 175,000 shares subject to presently exercisable options and options which become exercisable within 60 days, held by the Reporting Persons.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 2 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Leigh J. Abrams
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF/00
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Leigh J. Abrams is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,808 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 123,808 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,806 (2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 3 of 34 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Includes 3,002 Shares held by Mr. Abrams as Custodian under the New York Uniform Gifts to Minors Act for the benefit of his child, over which shares Mr. Abrams has sole voting and investment power. Mr. Abrams disclaims any beneficial interest in the shares held by him as Custodian. Excludes 50,000 shares subject to an option at $9.3125 per share, and 15,000 shares subject to an option at $25.56 per share.

(2)
Excludes 3,002 shares held by Mr. Abrams as Custodian under the New York Uniform Gifts to Minors Act for the benefit of his child. Includes 50,000 shares subject to an option at $9.3125 per share which are presently exercisable. Includes 3,000 shares subject to an option at $25.56, which are exercisable within 60 days. Excludes 12,000 shares subject to such option at $25.56 per share, which is not exercisable within 60 days.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 4 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward W. Rose, III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Edward W. Rose, III is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,102,080 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,102,080 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,127,080 (2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 5 of 34 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Includes 108,000 shares held by Cardinal Investment Company, Inc. Profit Sharing Plan, of which Mr. Rose is Trustee. Excludes shares subject options for (i) 5,000 shares at $27.60 per share, (ii) 5,000 shares at $9.204 per share, (iii) 5,000 shares at $5.679 per share, (iv) 5,000 shares at $9.25 per share, (v) 5,000 shares at $15.75, and (vi) 5,000 shares at $32.30 per share. Excludes deferred stock units for 10,344 shares of Stock.

(2)
Includes 108,000 shares held by Cardinal Investment Company, Inc. Profit Sharing Plan, of which Mr. Rose is Trustee. Includes shares subject to options for (i) 5,000 shares at $9.204 per share, (ii) 5,000 shares at $5.679 per share, (iii) 5,000 shares at $9.25 per share, (iv) 5,000 shares at $15.75, and (v) 5,000 shares at $27.60, all of which are presently exercisable. Excludes 5,000 shares subject to an option at $32.30 per share which is not exercisable within 60 days. Excludes deferred stock units for 10,344 shares of Stock.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 6 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David L. Webster
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION David L. Webster is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 107,840 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 107,840 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,840 (2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 7 of 34 Pages

ATTACHMENT TO SCHEDULE 13D

(1)	Excludes 50,000 shares subject to an option at $9.3125 per share and 15,000 shares subject to an option at $25.56 per share.

(2)	Includes 50,000 shares subject to an option at $9.3125 per share, which is presently exercisable. Also includes 3,000 shares subject to an option at $25.56 per share, which is presently exercisable. Excludes 12,000 shares subject to such option at $25.56 per share which are not exercisable within 60 days.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 8 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Domenic D. Gattuso
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Domenic D. Gattuso is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,942 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,942 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,942 (2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 9 of 34 Pages

ATTACHMENT TO SCHEDULE 13D

(1)	Excludes 2,000 shares subject to an option at $9.10 per share, and 5,000 shares subject to an option at $25.56 per share.

(2)
Includes 1,000 shares subject to an option at $25.56 per share which are presently exercisable; excludes 4,000 shares subject to such option which are not exercisable within 60 days. Excludes 2,000 shares subject to an option at $9.10 per share which are not exercisable within 60 days.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 10 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James F. Gero
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION James F. Gero is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 114,160 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 114,160 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,160 (2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 11 of 34 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Includes 114,160 shares held jointly with Catherine A. Gero. Excludes shares subject to options for (i) 5,000 shares at $9.204 per share, (ii) 5,000 shares at $5.679 per share, (iii) 5,000 shares at $9.25 per share, (iv) 5,000 shares at $15.75 per share, (v) 5,000 shares at $27.60 per share, and (vi) 5,000 shares at $32.30 per share. Also excludes deferred stock units for 6,837 shares of stock.

(2)
Includes 114,160 shares held jointly with Catherine A. Gero. Includes shares subject to options for (i) 5,000 shares at $9.204 per share, (ii) 5,000 shares at $5.679 per share. (iii) 5,000 shares at $9.25 per share, (iv) 5,000 shares at $15.75 per share, and (v) 5,000 shares at $27.00 per share, all of which are presently exercisable. Excludes 5,000 shares subject to an option at $32.30 per share, which is not exercisable within 60 days. Excludes deferred stock units for 6,837 shares of Stock.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 12 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John F. Cupak
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION John F. Cupak is a citizen of the United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,330 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,330 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,130 (2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D	Page 13 of 34 Pages

ATTACHMENT TO SCHEDULE 13D

(1)	Excludes 10,000 shares subject to an option at $9.10 per share, and 9,000 shares subject to an option at $25.56 per share.

(2)
Includes 6,000 shares subject to an option at $9.10 per share and 1,800 shares subject to an option at $25.56 per share, which are presently exercisable. Excludes 4,000 shares subject to an option at $9.10 per share and 7,200 shares are subject to an option at $25.56 per share, none of which are exercisable within 60 days.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 14 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William Edward Rose
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* 00
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION William Edward Rose is a citizen of the United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,500
	10	SHARED DISPOSITIVE POWER - 0 -
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,500
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 26168L 205	Page 15 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fredric M. Zinn
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* 00
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Fredric M. Zinn is a citizen of the United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,940
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,940
	10	SHARED DISPOSITIVE POWER - 0 -
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,140
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 16 of 34 Pages

ATTACHMENT TO SCHEDULE 13D

(1)	Excludes 12,000 shares subject to an option at $9.10 per share, and 15,000 shares subject to an option at $25.56 per share.

(2)
Includes 7,200 shares subject to an option at $9.10 per share, and 3,000 shares subject to an option at $25.56 per share, which are presently exercisable. Excludes 4,800 shares subject to an option at $9.10 per share, and 12,000 shares subject to an option at $25.56 per share, none of which are exercisable within 60 days.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 17 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cardinal Partners, L.P. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* 00
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cardinal Partners L.P. is a Texas limited partnership.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER - 0 -
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 18 of 34 Pages

ATTACHMENT TO SCHEDULE 13D

(1)	Cardinal Partners, L.P. is a Texas limited partnership of which Cardinal Investment Company Inc. is the general partner. Edward W. Rose, III is the sole owner of Cardinal Investment Company, Inc.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 19 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cardinal Investment Company Profit Sharing Plan (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* 00
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cardinal Investment Company Profit Sharing Plan is a plan organized under the laws of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 108,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 108,000
	10	SHARED DISPOSITIVE POWER - 0 -
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 20 of 34 Pages

ATTACHMENT TO SCHEDULE 13D

Edward W. Rose is the trustee of Cardinal Investment Company Profit Sharing Plan.

CUSIP No. 26168L 205	13D	Page 21 of 34 Pages

ATTACHMENT TO SCHEDULE 13D

      Pursuant to Rule 13d-2 (2) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), each of the following persons hereby amends the Schedule 13D Statement dated May 25, 1989 relating to the Common Stock, par value $.01 per share (the “Stock”), Amendment No. 1 thereto dated May 16, 1990, Amendment No. 2 thereto dated July 5, 1990, Amendment No. 3 thereto dated October 30, 1990, Amendment No. 4 thereto dated March 11, 1991, Amendment No. 5 thereto dated August 28, 1991, Amendment No. 6 thereto dated March 12, 1993, Amendment No. 7 thereto dated September 19, 1994, Amendment No. 8 thereto dated February 17, 1995, Amendment No. 9 thereto dated July 18, 1996, Amendment No. 10 thereto dated March 7, 1997, Amendment No. 11 thereto dated June 1, 1999, Amendment No. 12 thereto dated November 21, 2000, Amendment No. 13, thereto dated September 16, 2003, and Amendment No. 14 thereto dated March 31, 2004: Leigh J. Abrams (“LJA”), Edward W. Rose, III (“EWR”), Evelyn D. Potter Rose (“EPR”), Marshall B. Payne (“MBP”), Cardinal Investment Company, Inc. Profit Sharing Plan (“CICPS”),Susan Payne Madole (“SPM“), Robert B. Payne, Jr. (“RBP”), Fredric M. Zinn (“FMZ”), David L. Webster (“DLW”), Domenic D. Gattuso (“DDG”), Robert B. Payne, Sr. (“RP”), Scout Ventures (“SV”), James F. Gero (“JFG”), Catherine A. Gero, (“CAG”), Larry Schoenbrun as Trustee of the Evelyn Potter Rose 1990 Irrevocable trust (“LST”), John F. Cupak (“JFC”), William Edward Rose (WER”), Lela Helen Rose (“LHR”), and Cardinal Partners, L.P. (“CPLP”) which persons are sometimes referred to herein as the “Reporting Persons”. The Reporting Persons are filing this single joint amendment because they may be deemed to constitute a “group” within the meaning of Section 13d-3 of the Act, although membership in a “group” is disclaimed and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists. Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 13D.

CUSIP No. 26168L 205	Page 22 of 34 Pages

ATTACHMENT TO SCHEDULE 13D

Item 1.     Security and Issuer
                No Material Change

Item 2.     Identity and Background
                No Change

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                Item 3 is hereby partially amended by substituting the following information for the information relating to EWR, LJA, CPLP, WER, CICPS and FMZ.

                EWR expended an aggregate of $1,492,076 for the shares owned by him exclusive of (i) shares subject to options and (ii) shares held as Trustee for CICPS.

                LJA expended an aggregate of $216,754 for the shares owned by him, exclusive of shares subject to options.

                CPLP expended $0 for the shares owned by it.

                WER expended $18,721 for the shares owned by him.

                CICPS expended $137,739 for the shares owned by it.

                FMZ expended $58,263 for the shares owned by him exclusive of shares subject to options.

CUSIP No. 26168L 205	13D	Page 23 of 34 Pages

ATTACHMENT TO SCHEDULE 13D

Item 4.    Purpose of Transaction

                No material change.

Item 5.    Interest in Securities of the Issuer

                Paragraph (a) of Item 5 is hereby partially amended by substituting the following information for the information relating to LJA, EWR, DLW, DDG, JFG, JFC, WER, CPLP, FMZ and CICPS.

                Because of LJA’s sole ownership of 173,806 shares including 53,000 shares pursuant to options exercisable within 60 days, but excluding 3,002 shares held by Mr. Abrams as custodian under the New York Uniform Gift to Minors Act for the benefit of his child, the aggregate number of shares of Stock owned beneficially by LJA pursuant to Rule 13d-3 is 173,806, constituting approximately 1.6% of the outstanding shares of Stock.

                Because of (i) EWR’s sole ownership of 1,019,080 shares including 25,000 shares pursuant to options exercisable within 60 days, and (ii) his sole voting and dispositive power as Trustee over the 108,000 shares owned by CICPS, the aggregate number of shares of Stock owned beneficially by EWR pursuant to Rule 13d-3 is 1,127,080, constituting approximately 10.6% of the outstanding shares of Stock.

CUSIP No. 26168L 205	13D	Page 24 of 34 Pages

ATTACHMENT TO SCHEDULE 13D

                Because of DLW’s sole ownership of 160,840 shares, including 53,000 shares pursuant to options exercisable within 60 days, the aggregate number of shares of the Stock owned beneficially by DLW pursuant to Rule 13d-3 is 160,840 constituting approximately 1.5% of the outstanding shares of the Stock.

                Because of DDG’s sole ownership of 5,942 shares, including 1,000 shares pursuant to option exercisable within 60 days, the aggregate number of shares of 5,942 the Stock owned beneficially by DDG pursuant to Rule 13d-3 is 5,942 constituting 0.1% of the outstanding shares of the Stock.

                Because of JFG’s sole ownership of options exercisable within 60 days to purchase of 25,000 shares of Stock, and the 114,160 shares JFG jointly owns with CAG, the aggregate number of shares of Stock owned by him pursuant to Rule 13d-3 is 139,160 shares, constituting approximately 1.3% of the outstanding shares of the Stock.

                 Because of JFC’s sole ownership of 12,130 shares including 7,800 shares pursuant to options exercisable within 60 days, the aggregate number of shares of Stock owned beneficially by JFC pursuant to Rule 13d-3 is 12,130 constituting approximately 0.1% of the outstanding shares of the Stock.

CUSIP No. 26168L 205	13D	Page 25 of 34 Pages

ATTACHMENT TO SCHEDULE 13D

                The aggregate number shares of Stock owned by WER pursuant to Rule 13d-3, is 9,500, constituting approximately 0.1% of the outstanding shares of the Stock.

                The aggregate number shares of Stock owned by CPLP pursuant to Rule 13d-3, is 0, constituting 0% of the outstanding shares of the Stock.

                Because of FMZ’s sole ownership of 45,140 shares, including 10,200 shares pursuant to options exercisable within 60 days, the aggregate number of shares of the Stock owned beneficially by FMZ pursuant to Rule 13d-3 is 45,140 constituting approximately 0.4% by the outstanding shares of the stock.

                The aggregate number of shares of Stock owned by CICPS pursuant to Rule 113d-3 is 108,000, constituting approximately 1.0% of the outstanding shares of Stock.

                Paragraph (b) of Item 5 is hereby partially amended by substituting the following information for the information relating to LJA, EWR, DLW, DDG, JFG, GHB, JFC, WER, CPLP, FMZ and CICPS.

                LJA has the sole power to vote or to direct the vote and to dispose or direct the disposition of 123,808 shares, excluding 53,000 shares subject to options which are exercisable within 60 days.

                EWR has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,102,080 shares, excluding 25,000 shares subject to options which are exercisable within 60 days.

                DLW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 107,840 shares, excluding 53,000 shares subject to options which are exercisable within 60 days.

CUSIP No. 26168L 205	13D	Page 26 of 34 Pages

ATTACHMENT TO SCHEDULE 13D

                DDG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,942 shares, excluding 1,000 shares subject to options which are exercisable within 60 days.

                JFG has no sole power to vote or to direct the vote and to dispose or direct the disposition of any shares, excluding 25,000 shares subject options which are exercisable within 60 days, and has the shared power to vote or direct the vote and to dispose or direct the disposition of 114,160 shares.

                WER has the sole power to vote or direct the vote and to dispose or direct the disposition of 9,500 shares.

                CPLP has the sole power to vote or direct the vote and to dispose or direct the disposition of no shares.

                JFC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,330 shares, excluding 7,800 shares subject to options which are exercisable within 60 days.

                FMZ has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 34,940 shares, excluding 10,200 shares subject to options which are exercisable within 60 days.

                CICPS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 108,000 shares.

CUSIP No. 26168L 205	13D	Page 27 of 34 Pages

ATTACHMENT TO SCHEDULE 13d

                Paragraph (c) of Item 5 is hereby amended by adding at the end thereof the following:

                Since June 21, 2004, the following transactions in shares of the Stock were affected by the Reporting Persons:

On June 4, 2004 WER donated 7,200 shares of Stock.

Between June 24 and June 30, 2004 WER sold 7,900 shares of Stock at an average price of $38.90 per share, in the open market.

On June 30, 2004 EWR received deferred stock units for 489 shares of Stock.

On June 30, 2004 JFG received deferred stock units for 453 shares of Stock.

On July 1, 2004 WER sold 4,100 shares of Stock at an average price of $40.93 per share, in the open market.

On August 10, 2004 EWR donated 25,000 shares of Stock.

On September 30, 2004 EWR received deferred stock units for 468 shares of Stock.

On September 30, 2004 JFG received deferred stock units for 398 shares of Stock.

On December 15, 2004 EWR was granted an option for 5,000 shares of Stock, at the option price of $32.30 per share.

On December 15, 2004 JFG was granted an option for 5,000 shares of Stock, at the option price of $32.30 per share.

On December 17, 2004 FMZ donated 300 shares of Stock.

On December 31, 2004 EWR received deferred Stock units for 492 shares of Stock.

CUSIP No. 26168L 205	13D	Page 28 of 34 Pages

ATTACHMENT TO SCHEDULE 13d

On December 31, 2004 JFG received deferred stock units for 438 shares of Stock.

Between January 13 and January 21, 2005 WER sold 15,100 shares of Stock at an average price of $37.02 per share, in the open market.

On February 17, 2005 EWR donated 75,000 shares of Stock.

On February 25, 2005 LJA donated 100 shares of Stock.

On March 31, 2005 EWR received deferred stock units for 549 shares of Stock.

On March 31, 2005 JFG received deferred stock units for 584 shares of Stock.

On May 18, 2005 GHB resigned as a director and is no longer included in this Schedule 13D.

On May 20, 2005 FMZ exercised an option for 10,000 shares of Stock, at the option price of $8.8125 per share.

On May 20, 2005 FMZ sold 10,000 shares of Stock at an average price of $41.79 per share, in the open market.

On May 27, 2005 JFC exercised an option for 1,500 shares of Stock, at the option price of $8.8125 per share.

On May 27, 2005 JFC sold 1,500 shares of Stock at an average price of $41.68 per share, in the open market.

On May 31, 2005 CPLP sold 59,950 shares of Stock at an average price of $41.45 per share, in third market block transactions.

On May 31, 2005 EWR sold 100,000 shares of Stock at an average price of $41.25 per share, in third market block transactions.

Between May 31, and June 2, 2005 CICPS sold 60,000 shares of Stock at an average price of $41.37 per share, in third market block transactions.

On June 10, 2005 DDG exercised an option for 2,000 shares of Stock, at the option price of $8.8125 per share.

CUSIP No. 26168L 205	13D	Page 29 of 34 Pages

ATTACHMENT TO SCHEDULE 13d

One June 10, 2005 DDG exercised an option for 1,000 shares of Stock, at the option price of $9.10 per share.

On June 10, 2005 DDG sold 3,000 shares of Stock at an average price of $42.01 per share, in the open market.

On June 16, 2005 EWR donated 50,000 shares of Stock.

CUSIP No. 26168L 205	13D	Page 30 of 34 Pages

ATTACHMENT TO SCHEDULE 13d

Item 6.   CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   No Significant change.

Item 7.       MATERIAL TO BE FILED AS EXHIBITS

                   No significant change.

CUSIP No. 26168L 205	13D	Page 31 of 34 Pages

ATTACHMENT TO SCHEDULE 13D

                 After reasonable inquiry and to the best of knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: June 22, 2005

/s/ Leigh J. Abrams

Leigh J. Abrams, on his own behalf, and
as Attorney-in-fact for:
Edward W. Rose, III(1)
Evelyn D. Potter Rose(1)
Marshall B. Payne(1)
Cardinal Investment Company, Inc.
Profit Sharing Plan(1)
Susan Payne Madole(1)
Robert B. Payne, Jr.(1)
Fredric M. Zinn(2)
David L. Webster(2)
Domenic D. Gattuso(2)
Robert B. Payne, Sr.(2)
Scout Ventures(2)

——————————

                 [1] The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-1 through B-25 of Amendment No. 1 to the Statement on Schedule 13D dated May 16, 1990 relating to the Common Stock, par value $.01 per share, of Drew Industries Incorporated .

                 [2] The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-26 through B-34 of Amendment No. 5 to the Statement on Schedule 13D dated August 28, 1991 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated .

CUSIP No. 26168L 205	13D	Page 32 of 34 Pages

James F. Gero(3)
Larry Schoenbrun(4)
John F. Cupak(4)
William Edward Rose(4)
Lela Helen Rose(5)
Cardinal Partners L.P.(5)

——————————

                 [3] The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-38 through B-40 of Amendment No. 6 to the Statement on Schedule 13D dated September 19, 1994 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated .

                 [4] The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-51 through B-59 of Amendment No. 9 to the Statement on Schedule 13D dated July 18, 1996, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

                 [5] The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-51 through B-59 of Amendment No. 9 to the Statement on Schedule 13D dated July 18, 1996, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

                 [5] The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-60 through B-62 of Amendment No. 11 to the Statement on Schedule 13D dated June 1, 1999 , relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated .

CUSIP No. 26168L 205	13D	Page 33 of 34 Pages

ATTACHMENT TO SCHEDULE 13D

Exhibit E

                                Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities as set forth herein below.

Dated: June 22, 2005

/s/ Leigh J. Abrams

Leigh J.Abrams, on his own behalf, and as
Attorney-in-fact for:
Edward W. Rose, III(1)
Evelyn D. Potter Rose(1)
Marshall B. Payne(1)
Cardinal Investment Company, Inc.
Profit Sharing Plan(1)
Susan Payne Madole (1)
Robert B. Payne, Jr.(1)
Fredric M. Zinn (2)
David L. Webster (2)
Domenic D. Gattuso(2)
Robert B. Payne, Sr.(2)
Scout Ventures(2)

                [1] The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-1 through B-25 of Amendment No. 1 to the Statement on Schedule 13D dated May 16, 1990 relating to the Common Stock, par value $.01 per share, of Drew Industries Incorporated.

                [2] The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-26 through B-34 of Amendment No. 5 to the Statement on Schedule 13D dated August 28, 1991 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

CUSIP No. 26168L 205	13D	Page 34 of 34 Pages

James F. Gero(3)
Larry Schoenbrun(4)
John F. Cupak(4)
William Edward Rose(5)
Lela Helen Rose(5)
Cardinal Partners L.P.(5)

                [3] The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-38 through B-40 of Amendment No. 6 to the Statement on Schedule 13D dated September 19, 1994 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

                [4] The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-51 through B-59 of Amendment No. 9 to the Statement on Schedule 3D dated July 18, 1996, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

                [5] The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-51 through B-59 of Amendment No. 9 to the Statement on Schedule 13D dated July 18, 1996, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

                [5] The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-60 through B-62 of Amendment No. 11 to the Statement on Schedule 13D dated June 1, 1999, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.